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                                                                     EXHIBIT 4.7


                       AMENDMENT TO THE CRESTAR EMPLOYEES'
                         THRIFT AND PROFIT SHARING PLAN
                AS AMENDED AND RESTATED THROUGH DECEMBER 31, 1994



The Crestar Employees' Thrift and Profit Sharing Plan, as amended and restated through December 31, 1994, and subsequently amended, is further amended as set forth below:

         The definition of "Covered Employee" in Plan Section 1.19 is amended by adding the following sentences to the end:

         For the period beginning with the merger of American National Bancorp, Inc. into and with Crestar Financial Corporation and the accompanying merger of American National Savings Bank, F.S.B. into and with Crestar Bank following the close of business on November 13, 1997 (collectively, the "Bank Merger"), and ending on January 1, 1998, after the American National Savings Bank, F.S.B. 401(k) Plan is frozen as to participation, eligibility and contributions, "Covered Employee" does not include an individual who, immediately prior to the effective time of the Bank Merger, is an employee of American National Bancorp, Inc. or any of its affiliates. Effective January 1, 1998, individuals who are Employees of the Employer as a result of the Bank Merger and who were employees of American National Bancorp, Inc. or any of its affiliates immediately prior to the Bank Merger will receive credit for service with American National Bancorp, Inc. or any of its affiliates for purposes of Plan eligibility, participation and vesting.